

Company Background, Financial Overview, and Recent Traction

VG SmartGlass was recently formed in 2014 for the purpose of developing products based on technology developed by SmarterShade Inc. , a company that was founded in 2011. SmarterShade Inc. was a research company that built a broad broad intellectual property position on optical film technology applied to dynamic glazing or smart windows. Specifically, SmarterShade Inc. owned a number of issued and patents for polarizing film related allowing a window to go clear to dark via a physical translation. SmarterShade Inc. had also begun to commercialize its technology into Europe and in early development projects in North America and Japan. VG SmartGlass' intent was to develop commercial grade window systems using the SmarterShade technology. In 2015, VG SmartGlass purchased the assets of SmarterShade Inc. including its entire patent portfolio. The agreement included the acquisition of the key employees of SmarterShade Inc.

VG SmartGlass continues to be a company that is leveraging a broad IP portfolio in the area of smart windows. The company has expanded on the acquired patents by adding a number of window designs, fabrication procedures, and new patents. VG SmartGlass has established early revenue streams in its first target segment- interior privacy glass. The company is currently selling optical film to a manufacturer/ distributor in Europe who has installed privacy systems in a number of hospitals and office settings. VG has also recently executed a patent license to a to a $15Billion film manufacturer in Japan. Revenues for these pilot segments are $7,500 per month but are growing by 10%+ per month.

In North America, VG SmartGlass has established its own project pipeline worth over $400,000 USD which will be delivered in the next 18 months. This pipeline was built with internal sales resources. As VG adds fabrication and distribution licensees, the pipeline is expected to grow significantly.

The company has booked $91,774in revenue in the last 12 months with next 12 month projections at $427,900. The company is positioning itself for high growth in the next 4-5 years by deepening penetration into privacy glass market; as well as demonstrating wide application usage of its core technology:

The following is a summary of traction gained in the last 9 months:

- Formal product launch in Europe for the iVision product
- Licensed to $15B Company in Japan
- Completed installations in hospital, school, offices
- Secured a sole product specification in 5 U.S. hospitals- worth over $400,000 in project work
- Initiated development projects with three out of the top 5 residential door and window companies
- Licensed technology to residential and commercial window company in Chicago
- Commitments to promote product in North America from a number of door and door kit manufacturers
- Secured offshore fabrication partnership
- Demonstrated the technology in a Toyota landcruiser at the SEMA auto show



- Initiated a sunroof project with a BIG 3 auto company in Detroit
- Developed a number of new window designs
- Developed custom logo capability.

The following videos demonstrate the breadth of the technology:

1- Healthcare product sold in Europe/ now specified in U.S:
https://www.youtube.com/watch?v=vCvSVba44XA
2- Privacy Product for education and hotels:
https://www.youtube.com/watch?v=jyQnJJIzRoQ
3- Aftermarket door kit:
https://www.youtube.com/watch?v=Y6123MHrRwo
4- Aftermarket kit for commercial window:
https://www.youtube.com/watch?v=xquZP-qO2Jg
5- Commercial window:
https://www.youtube.com/watch?v=qV0K15SRh1U
6- Automotive shade:
https://www.youtube.com/watch?v=_mvfLy4gk20
7- Smartphone controller with voice activation:
https://www.youtube.com/watch?v=XoAKX5Tujm4
8- Logo capability:
https://www.youtube.com/watch?v=gRPxysd0iPI

The long term view of the company is to license the core technology across many applications. This will result in a highly scalable and profitable business model and position VG SmartGlass for exit opportunities favorable to shareholders.

VG Smartglass, LLC
Financial Statement
As of April 30, 2016

Prepared By:
Scott Miegel, CPA, PA
250 S. Central Blvd. #203
Jupiter, FL. 33458

SCOTT MIEGEL, CPA. PA

CERTIFIED PUBLIC ACCOUNTANT
CERTIFIED BUSINESS APPRAISER
CERTIFIED FORENSIC ACCOUNTANT
250 S. CENTRAL BOULEVARD • SUITE 203
JUPITER, FLORIDA 33458
Telephone: (561) 745-8002 • Fax: (561) 745-8005
srmiegel@aol.com • www.scottmiegelcpa.com

Member American Institute of Certified Public Accountants	Member American College of Forensic Examiners	Member Institute of Business Appraisers

Accountants Compilation Report

Board of Directors
VG Smartglass, LLC
Jupiter, FL. 33458

We have compiled the balance sheet of VG Smartglass, LLC, as of April 30, 2016, and the related statement of Revenue, Expenses, and Partner Capital for the 4 months ending April 30, 2016. A compilation consists principally of inquires of Company personnel and limited analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to compile the financial statements in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to conduct limited procedures to obtain limited assurances that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our compilation, with the exception of the matter described in the following paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

A statement of cash flows for the 4 months ending April 30, 2016 has not been presented, and substantially all of the basic footnote disclosures have been omitted. Generally accepted accounting principles requires that such a statement of cash flows and footnote disclosures be presented when financial statements purport to present the financial position and results of operations.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as a partnership. In lieu of corporation income taxes, the partners of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Scott Miegel, CPA, PA
Certified Public Accountant
June 17, 2016

1.

VG Smartglass, LLC
Balance Sheet
April 30, 2016

ASSETS:		
Cash in Bank	$	14,093
Employee Advances		385
Total Current Assets		14,478
Fixed Assets:		
Office Equipment		3,500
Computer		2,103
Total Fixed Assets		5,603
Less: Accumualted Depreciation		(376)
Net Fixed Assets		5,227
Total Assets	**$**	**19,705**
LIABILITIES AND PARTNER EQUITY:		
LIABILITIES:		
Accrued Payroll Liabilities	$	3,057
Accrued Payroll Due		2,452
Loans Payable		2,221
Total Current Liabilities		**7,730**
PARTNER EQUITY:		
Partner's Capital		11,975
Total Liabilities and Partners Capital	**$**	**19,705**

Unaudited Statement- See Accountant Compilation Report and Footnotes

VG Smartglass, LLC
Statement of Renenue, Expenses and Partner Capital
For the 4 Months Ended April 30, 2016

Revenues		$ 13,838
Cost of Sales:		
Materials		11,163
Gross Profit on Sales		2,675
Selling & Administrative Expenses:		
Wages	41,833	
Payroll Tax Expense	3,794	
Office Rent	3,456	
Bank Charges	459	
Shipping & Postage	589	
Office Supplies	1,475	
Insurance	3,545	
Accounting	250	
Consultants	19,410	
Legal	19,460	
Telephone	506	
Trade Shows	4,450	
Marketing	14,022	
Meals & Entertainment	1,678	
Depreciation Expense	376	
Total Selling & Administrative		115,303
Net Operating Loss		**(112,628)**
Partners Capital- Beginning of Year		24,603
Partners Capital Contributed During Year		100,000
Partners Capital- End of Period		**$ 11,975**

Unaudited Statement- See Accountant Compilation Report and Footnotes

Note 1 - Nature of the Organization

The company was formed on May 29, 2014 as a Florida limited liability company. The primary product of the company is the delivery of a window that provides instant privacy, glare and energy control built directly into the window.

Note 2 - Summary of Significant Accounting Policies

Income Taxes:

The company is a pass-through entity and as such, the prorata share of income or loss is passed directly through to the respective partners for tax purposes. The company does not have an income tax liability.

As of the date of these financial statements, the tax years that remain subject to examination by taxing authorities are December 31, 2014 and 2015.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may vary from those estimates.

Note 3 - Other Commitments

The Company does not have any purchase commitments or other such long-term obligations that have not otherwise been disclosed.

Note 4 - Contingencies, Risks, and Uncertainties

The Company is not a party to any lawsuits and is not aware of any pending or threatened legal action against it. The Company does not have any liabilities at December 31, 2015 that they are unable to measure or determine with a reasonable degree of certainty. All known liabilities have been included in the balance sheet at the end of the period.

Note 5 - Concentrations

The company did not have any significant concentrations of sales for the period ended.

Note 6 - Lease Obligations

The Company has no significant leasing obligations. The Company does have some routine operating leases for miscellaneous office equipment that are diminimus in nature.

Note 7 - Subsequent Events

There have been no subsequent (post-year-end) events that have occurred which would require disclosure or otherwise have a significant effect on Company operations as of the date of the Accountants' Compilation Report.

Form **8879-PE**

Department of the Treasury
Internal Revenue Service

IRS e-file Signature Authorization for Form 1065

► Do not send to the IRS. Keep for your records.

► Information about Form 8879-PE and its instructions is at *www.irs.gov/form8879pe.*

OMB No. 1545-0123

2015

For calendar year 2015, or tax year beginning , 2015, and ending ,

Name of partnership	Employer identification number
VG Smartglass LLC	47-1655903

Part I Return Information (Whole dollars only)

1	Gross receipts or sales less returns and allowances (Form 1065, line 1c)	1	22,624.
2	Gross profit (Form 1065, line 3)	2	20,220.
3	Ordinary business income (loss) (Form 1065, line 22)	3	-112,956.
4	Net rental real estate income (loss) (Form 1065, Schedule K, line 2)	4	
5	Other net rental income (loss) (Form 1065, Schedule K, line 3c)	5	

Part II Declaration and Signature Authorization of General Partner or Limited Liability Company Member Manager (Be sure to get a copy of the partnership's return)

Under penalties of perjury, I declare that I am a general partner or limited liability company member manager of the above partnership and that I have examined a copy of the partnership's 2015 electronic return of partnership income and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the partnership's electronic return of partnership income. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the partnership's return to the IRS and to receive from the IRS **(a)** an acknowledgment of receipt or reason for rejection of the transmission and **(b)** the reason for any delay in processing the return. I have selected a personal identification number (PIN) as my signature for the partnership's electronic return of partnership income.

General Partner or Limited Liability Company Member Manager's PIN: check one box only

☐ I authorize x SPN (ERO firm name) to enter my PIN ______ (do not enter all zeros) as my signature on the partnership's 2015 electronically filed return of partnership income.

☒ As a general partner or limited liability company member manager of the partnership, I will enter my PIN as my signature on the partnership's 2015 electronically filed return of partnership income.

General partner or limited liability company member manager's signature ► x

Title ► TAX MATTERS PARTNER Date ► 05/12/16

Part III Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 60416993057 (do not enter all zeros)

I certify that the above numeric entry is my PIN, which is my signature on the 2015 electronically filed return of partnership income for the partnership indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub 3112,** IRS *e-file* Application and Participation, and **Pub 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ► [signature] Date ► 05/12/2016

ERO Must Retain This Form — See Instructions

Do Not Submit This Form to the IRS Unless Requested To Do So

BAA For Paperwork Reduction Act Notice, see instructions. Form 8879-PE (2015)

PTPA0901 07/22/15

Form **1065**		**U.S. Return of Partnership Income**		OMB No. 1545-0123
		For calendar year 2015, or tax year beginning _____, 2015,		
Department of the Treasury Internal Revenue Service		ending _____, 20 ____. ► Information about Form 1065 and its separate instructions is at *www.irs.gov/form1065.*		**2015**

A Principal business activity		Name of partnership	**D** Employer identification no.
Glass Production		VG Smartglass LLC	47-1655903
B Principal product or service	**Type or Print**	Number, street, and room or suite number. If a P.O. box, see the instructions.	**E** Date business started
Glass		250 S. Central Blvd., Suite 203	05/29/14
C Business code number		City or town, state or province, country, and ZIP or foreign postal code	**F** Total assets (see the instrs)
339900		Jupiter FL 33458	$ 33,019.

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return
(6) ☐ Technical termination — also check (1) or (2)

H Check accounting method: **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other (specify) ► _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ► _____ 7

J Check if Schedules C and M-3 are attached . . . . ☐

Caution. *Include only trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.*

I N C O M E	1a	Gross receipts or sales	1a	22,624.
	b	Returns and allowances	1b	
	c	Balance. Subtract line 1b from line 1a	1c	22,624.
	2	Cost of goods sold (attach Form 1125-A)	2	2,404.
	3	Gross profit. Subtract line 2 from line 1c	3	20,220.
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)	4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))	5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	6	
	7	Other income (loss) (attach statement)	7	
	8	**Total income (loss).** Combine lines 3 through 7	8	20,220.
D E D U C T I O N S **(SEE INSTRS FOR LIMITATIONS)**	9	Salaries and wages (other than to partners) (less employment credits) . . .	9	46,500.
	10	Guaranteed payments to partners	10	
	11	Repairs and maintenance	11	
	12	Bad debts	12	
	13	Rent	13	
	14	Taxes and licenses	14	4,150.
	15	Interest	15	
	16a	Depreciation (if required, attach Form 4562)	16a		
	b	Less depreciation reported on Form 1125-A and elsewhere on return	16b		16c	
	17	Depletion (Do not deduct oil and gas depletion.)	17	
	18	Retirement plans, etc.	18	
	19	Employee benefit programs	19	
	20	Other deductions (attach statement) . . . . ► STMT	20	82,526.
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20	21	133,176.
	22	**Ordinary business income (loss).** Subtract line 21 from line 8	22	-112,956.

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than general partner or limited liability company member manager) is based on all information of which preparer has any knowledge.

► _____ ► 05/12/16
Signature of general partner or limited liability company member manager   Date

May the IRS discuss this return with the preparer shown below (see instrs)? ☐ Yes ☒ No

Paid Preparer Use Only	Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
	Scott R. Miegel, Sr., CPA	Scott R. Miegel, Sr., CPA	05/12/16		P01402538
	Firm's name ► SCOTT MIEGEL CPA PA			Firm's EIN ► 65-0627202	
	Firm's address ► 250 S. CENTRAL BLVD., SUITE 203				
	JUPITER FL 33458-5746		Phone no. (561) 745-8002		

BAA For Paperwork Reduction Act Notice, see separate instructions.   PTPA0112 08/03/15   Form **1065** (2015)

Schedule B Other Information

	Yes	No
1 What type of entity is filing this return? Check the applicable box:		
a ☐ Domestic general partnership b ☒ Domestic limited partnership		
c ☐ Domestic limited liability company d ☐ Domestic limited liability partnership		
e ☐ Foreign partnership f ☐ Other ►		
2 At any time during the tax year, was any partner in the partnership a disregarded entity, a partnership (including an entity treated as a partnership), a trust, an S corporation, an estate (other than an estate of a deceased partner), or a nominee or similar person?		X
3 At the end of the tax year:		
a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If 'Yes,' attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
b Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If 'Yes,' attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
4 At the end of the tax year, did the partnership:		
a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If 'Yes,' complete (i) through (iv) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

	Yes	No
b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If 'Yes,' complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

	Yes	No
5 Did the partnership file Form 8893, Election of Partnership Level Tax Treatment, or an election statement under section 6231(a)(1)(B)(ii) for partnership-level tax treatment, that is in effect for this tax year? See Form 8893 for more details		X
6 Does the partnership satisfy **all four** of the following conditions?		
a The partnership's total receipts for the tax year were less than $250,000.		
b The partnership's total assets at the end of the tax year were less than $1 million.		
c Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d The partnership is not filing and is not required to file Schedule M-3	X	
If 'Yes,' the partnership is not required to complete Schedules L, M-1, and M-2; Item F on page 1 of Form 1065; or Item L on Schedule K-1.		
7 Is this partnership a publicly traded partnership as defined in section 469(k)(2)?		X
8 During the tax year, did the partnership have any debt that was cancelled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
9 Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
10 At any time during calendar year 2015, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See the instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If 'Yes,' enter the name of the foreign country. ►		X

Schedule B	Other Information *(continued)*		

		Yes	No
11	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If 'Yes,' the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions.		X
12 a	Is the partnership making, or had it previously made (and not revoked), a section 754 election?.		X
	See instructions for details regarding a section 754 election.		
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If 'Yes,' attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If 'Yes,' attach a statement showing the computation and allocation of the basis adjustment. See instrs		X
13	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) · ► ☐		
14	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
15	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities, enter the number of Forms 8858 attached. See instructions ►		
16	Does the partnership have any foreign partners? If 'Yes,' enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. ►		X
17	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ►		
18 a	Did you make any payments in 2015 that would require you to file Form(s) 1099? See instructions		X
b	If 'Yes,' did you or will you file required Form(s) 1099?		
19	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ►		
20	Enter the number of partners that are foreign governments under section 892. ►		

Designation of Tax Matters Partner (see instructions)
Enter below the general partner or member-manager designated as the tax matters partner (TMP) for the tax year of this return:

Name of designated TMP ►	VLT Enterprises LLC	Identifying number of TMP ►	47-1655785
If the TMP is an entity, name of TMP representative ►		Phone number of TMP ►	
Address of designated TMP ►	2818 N. Flagler Drive West Palm Beach, FL 33407		

Schedule K | Partners' Distributive Share Items

			Total amount
Income (Loss)	**1** Ordinary business income (loss) (page 1, line 22)	**1**	-112,956.
	2 Net rental real estate income (loss) (attach Form 8825).	**2**	
	3a Other gross rental income (loss)	**3a**		
	b Expenses from other rental activities (attach stmt)	**3b**		
	c Other net rental income (loss). Subtract line 3b from line 3a	**3c**	
	4 Guaranteed payments	**4**	
	5 Interest income.	**5**	
	6 Dividends: **a** Ordinary dividends.	**6a**	
	b Qualified dividends	**6b**		
	7 Royalties	**7**	
	8 Net short-term capital gain (loss) (attach Schedule D (Form 1065))	**8**	
	9a Net long-term capital gain (loss) (attach Schedule D (Form 1065))	**9a**	
	b Collectibles (28%) gain (loss).	**9b**		
	c Unrecaptured section 1250 gain (attach statement)	**9c**		
	10 Net section 1231 gain (loss) (attach Form 4797)	**10**	
	11 Other income (loss) (see instructions) Type ►	**11**	
Deductions	**12** Section 179 deduction (attach Form 4562)	**12**	
	13a Contributions.	**13a**	
	b Investment interest expense	**13b**	
	c Section 59(e)(2) expenditures: **(1)** Type ► _____ **(2)** Amount ►	**13c(2)**	
	d Other deductions (see instructions) Type ►	**13d**	
Self-Employment	**14a** Net earnings (loss) from self-employment	**14a**	0.
	b Gross farming or fishing income	**14b**	
	c Gross nonfarm income.	**14c**	20,220.
Credits	**15a** Low-income housing credit (section 42(j)(5))	**15a**	
	b Low-income housing credit (other)	**15b**	
	c Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	**15c**	
	d Other rental real estate credits (see instructions) Type ►	**15d**	
	e Other rental credits (see instructions). . . . . Type ►	**15e**	
	f Other credits (see instructions) . . . . Type ►	**15f**	
Foreign Transactions	**16a** Name of country or U.S. possession . . . ►		
	b Gross income from all sources	**16b**	
	c Gross income sourced at partner level	**16c**	
	Foreign gross income sourced at partnership level		
	d Passive category ► _____ **e** General category ► _____ **f** Other ►	**16f**	
	Deductions allocated and apportioned at partner level		
	g Interest expense ► _____ **h** Other . . . . ►	**16h**	
	Deductions allocated and apportioned at partnership level to foreign source income		
	i Passive category ► _____ **j** General category ► _____ **k** Other ►	**16k**	
	l Total foreign taxes (check one): ► Paid ☐ Accrued ☐	**16l**	
	m Reduction in taxes available for credit (attach statement)	**16m**	
	n Other foreign tax information (attach statement)		
Alternative Minimum Tax (AMT) Items	**17a** Post-1986 depreciation adjustment	**17a**	
	b Adjusted gain or loss.	**17b**	
	c Depletion (other than oil and gas)	**17c**	
	d Oil, gas, and geothermal properties — gross income	**17d**	
	e Oil, gas, and geothermal properties — deductions	**17e**	
	f Other AMT items (attach stmt)	**17f**	
Other Information	**18a** Tax-exempt interest income	**18a**	
	b Other tax-exempt income.	**18b**	
	c Nondeductible expenses	**18c**	1,321.
	19a Distributions of cash and marketable securities	**19a**	
	b Distributions of other property	**19b**	
	20a Investment income.	**20a**	
	b Investment expenses.	**20b**	
	c Other items and amounts (attach stmt)		

BAA Form **1065** (2015)

Analysis of Net Income (Loss)

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16l **1**					-112,956.

2	Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
a	General partners . .	-30,703.			0.		
b	Limited partners . .	-35,603.	-46,650.				0.

Schedule L — Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash.		1,779.		30,916.
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts				
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities				
6	Other current assets (attach stmt).				
7a	Loans to partners (or persons related to partners) . . .				
b	Mortgage and real estate loans				
8	Other investments (attach stmt)				
9a	Buildings and other depreciable assets			2,103.	
b	Less accumulated depreciation				2,103.
10a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)				
12a	Intangible assets (amortizable only).				
b	Less accumulated amortization				
13	Other assets (attach stmt) . . . Ln 13 Stmt		2,103.		0.
14	Total assets		3,882.		33,019.
	Liabilities and Capital				
15	Accounts payable				
16	Mortgages, notes, bonds payable in less than 1 year . .				
17	Other current liabilities (attach stmt) . . Ln 17 Stmt		4,002.		8,416.
18	All nonrecourse loans.				
19a	Loans from partners (or persons related to partners) . .				
b	Mortgages, notes, bonds payable in 1 year or more . .				
20	Other liabilities (attach stmt)				
21	Partners' capital accounts		-120.		24,603.
22	Total liabilities and capital		3,882.		33,019.

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income (Loss) per Return
Note. The partnership may be required to file Schedule M-3 (see instructions).

1	Net income (loss) per books	-114,277.	6	Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):				
			a	Tax-exempt interest . $ _____	
3	Guaranteed pmts (other than health insurance) . .		7	Deductions included on Schedule K, lines 1 through 13d, and 16l, not charged against book income this year (itemize):	
4	Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16l (itemize):				
			a	Depreciation . . . $ _____	
a	Depreciation . . . $ _____				
b	Travel and entertainment . . . $ _____ 1,321.				
		1,321.	8	Add lines 6 and 7.	
5	Add lines 1 through 4.	-112,956.	9	Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	-112,956.

Schedule M-2 — Analysis of Partners' Capital Accounts

1	Balance at beginning of year	-120.	6	Distributions: a Cash.	
2	Capital contributed: a Cash	139,000.		b Property	
	b Property		7	Other decreases (itemize):	
3	Net income (loss) per books	-114,277.		_____	
4	Other increases (itemize):				
			8	Add lines 6 and 7.	
5	Add lines 1 through 4.	24,603.	9	Balance at end of year. Subtract line 8 from line 5 . .	24,603.

Form **1125-A**
(Rev December 2012)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► Attach to Form 1120, 1120-C, 1120-F, 1120S, 1065, or 1065-B.
► Information about Form 1125-A and its instructions is at *www.irs.gov/form1125a.*

OMB No. 1545-2225

Name	Employer identification number
VG Smartglass LLC	47-1655903

1	Inventory at beginning of year	1	
2	Purchases	2	2,404.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)	5	
6	**Total.** Add lines 1 through 5	6	2,404.
7	Inventory at end of year	7	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return (see instructions)	8	2,404.

9 a Check all methods used for valuing closing inventory:

    (i) ☐ Cost

    (ii) ☐ Lower of cost or market

    (iii) ☐ Other (Specify method used and attach explanation) . . . ► _____

  b Check if there was a writedown of subnormal goods . . . . ► ☐

  c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) . . . . ► ☐

  d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO . . . . | **9d** |

  e If property is produced or acquired for resale, do the rules of section 263A apply to the entity (see instructions)? . . . . ☐ Yes ☐ No

  f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If 'Yes,' attach explanation . . . . ☐ Yes ☐ No

BAA **For Paperwork Reduction Act Notice, see instructions.**

Form **1125-A** (Rev 12-2012)

CPCZ0401   12/26/12

SCHEDULE B-1
(Form 1065)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

► Attach to Form 1065. See instructions.

OMB No. 1545-0099

Name of partnership: VG Smartglass LLC

Employer identification number (EIN): 47-1655903

Part I Entities Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3a)

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital
VLT Enterprises, LLC	47-1655785	GP	US	85.0000

Part II Individuals or Estates Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3b)

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

651113

☒ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Schedule K-1
(Form 1065)

2015

For calendar year 2015, or tax

Department of the Treasury
Internal Revenue Service

year beginning _____ , 2015

ending _____ .

Partner's Share of Income, Deductions, Credits, etc.   ► See separate instructions.

Part I	Information About the Partnership

A Partnership's employer identification number
47-1655903

B Partnership's name, address, city, state, and ZIP code

VG Smartglass LLC
250 S. Central Blvd., Suite 203
Jupiter, FL 33458

C IRS Center where partnership filed return
Cincinnati, OH

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	Information About the Partner

E Partner's identifying number
26-3434096

F Partner's name, address, city, state, and ZIP code

TCR Ventures LLC
205 Chase Dr.
Pelham, AL 35124

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? . . . . . Disregarded Entity

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . . . . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	15.00000 %	15.00000 %
Loss	15.00000 %	15.00000 %
Capital	15.00000 %	15.00000 %

K Partner's share of liabilities at year end:

Nonrecourse . . . . $ _____
Qualified nonrecourse financing . . . . . $ _____
Recourse . . . . $ _____

L Partner's capital account analysis:

Beginning capital account . . . . $ _____ -18.
Capital contributed during the year . . . $ _____ 18.
Current year increase (decrease) . . . . $ _____ 0.
Withdrawals & distributions . . . . . . $ _____
Ending capital account . . . . $ _____ 0.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If 'Yes', attach statement (see instructions)

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) 0.	**15**	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)	**16**	Foreign transactions
4	Guaranteed payments		
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	**17**	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain		
10	Net section 1231 gain (loss)	**18**	Tax-exempt income and nondeductible expenses
11	Other income (loss)	C	0.
12	Section 179 deduction	**19**	Distributions
13	Other deductions		
		20	Other information
14	Self-employment earnings (loss)		

*See attached statement for additional information.

FOR IRS USE ONLY

BAA For Paperwork Reduction Act Notice, see Instructions for Form 1065.   Schedule K-1 (Form 1065) 2015

PTPA0312 07/22/15

☒ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Schedule K-1
(Form 1065)

2015

For calendar year 2015, or tax

Department of the Treasury
Internal Revenue Service

year beginning _____ , 2015

ending _____ .

Partner's Share of Income, Deductions, Credits, etc. ► See separate instructions.

Part I	Information About the Partnership

A Partnership's employer identification number
47-1655903

B Partnership's name, address, city, state, and ZIP code

VG Smartglass LLC
250 S. Central Blvd., Suite 203
Jupiter, FL 33458

C IRS Center where partnership filed return
Cincinnati, OH

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	Information About the Partner

E Partner's identifying number
47-1655785

F Partner's name, address, city, state, and ZIP code

VLT Enterprises LLC
2818 N. Flagler Drive
West Palm Beach, FL 33407

G ☒ General partner or LLC member-manager   ☐ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? . . . . . Partnership

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . . . . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	85.00000 %	85.00000 %
Loss	85.00000 %	85.00000 %
Capital	85.00000 %	85.00000 %

K Partner's share of liabilities at year end:

Nonrecourse . . . . $ _____
Qualified nonrecourse financing . . . . . $ _____
Recourse . . . . $ 0.

L Partner's capital account analysis:

Beginning capital account . . . . $ -102.
Capital contributed during the year . . . $ 102.
Current year increase (decrease) . . . . $ 0.
Withdrawals & distributions . . . . $ _____
Ending capital account . . . . $ 0.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If 'Yes', attach statement (see instructions)

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss)	15	Credits
	0.		
2	Net rental real estate income (loss)		
3	Other net rental income (loss)	16	Foreign transactions
4	Guaranteed payments		
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	17	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain		
10	Net section 1231 gain (loss)	18	Tax-exempt income and nondeductible expenses
11	Other income (loss)	C	0.
		19	Distributions
12	Section 179 deduction		
13	Other deductions	20	Other information
14	Self-employment earnings (loss)		
A	0.		
C	0.		

*See attached statement for additional information.

FOR IRS USE ONLY

BAA For Paperwork Reduction Act Notice, see Instructions for Form 1065.

Schedule K-1 (Form 1065) 2015

PTPA0312 07/22/15

| ☐ Final K-1 | ☐ Amended K-1 | OMB No. 1545-0123 |

Schedule K-1
(Form 1065)

Department of the Treasury
Internal Revenue Service

2015

For calendar year 2015, or tax

year beginning _____ , 2015

ending _____ .

Partner's Share of Income, Deductions, Credits, etc. ► See separate instructions.

| **Part I** | Information About the Partnership |

A Partnership's employer identification number
47-1655903

B Partnership's name, address, city, state, and ZIP code

VG Smartglass LLC
250 S. Central Blvd., Suite 203
Jupiter, FL 33458

C IRS Center where partnership filed return
Cincinnati, OH

D ☐ Check if this is a publicly traded partnership (PTP)

| **Part II** | Information About the Partner |

E Partner's identifying number
340-66-1657

F Partner's name, address, city, state, and ZIP code

Victoria L. Trainor
2818 N. Flagler Drive
West Palm Beach, FL 33407

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? . . . . . Individual

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . . . . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	20.65000 %	20.65000 %
Loss	20.65000 %	20.65000 %
Capital	20.65000 %	20.65000 %

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$

L Partner's capital account analysis:

Beginning capital account	$
Capital contributed during the year . . .	$ 4,000.
Current year increase (decrease)	$ -23,598.
Withdrawals & distributions	$
Ending capital account	$ -19,598.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If 'Yes', attach statement (see instructions)

| **Part III** | Partner's Share of Current Year Income, Deductions, Credits, and Other Items |

1	Ordinary business income (loss)	15	Credits
	-23,325.		
2	Net rental real estate income (loss)		
3	Other net rental income (loss)	16	Foreign transactions
4	Guaranteed payments		
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	17	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain		
10	Net section 1231 gain (loss)	18	Tax-exempt income and nondeductible expenses
11	Other income (loss)	C	273.
		19	Distributions
12	Section 179 deduction		
13	Other deductions	20	Other information
14	Self-employment earnings (loss)		

*See attached statement for additional information.

FOR IRS USE ONLY

Loss Limited
by Basis

BAA For Paperwork Reduction Act Notice, see Instructions for Form 1065.

Schedule **K-1** (Form 1065) 2015

Schedule K-1
(Form 1065)

2015

For calendar year 2015, or tax

Department of the Treasury
Internal Revenue Service

year beginning _____ , 2015
ending _____ .

Partner's Share of Income, Deductions, Credits, etc. ► See separate instructions.

Part I	**Information About the Partnership**

A Partnership's employer identification number
47-1655903

B Partnership's name, address, city, state, and ZIP code
VG Smartglass LLC
250 S. Central Blvd., Suite 203
Jupiter, FL 33458

C IRS Center where partnership filed return
Cincinnati, OH

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	**Information About the Partner**

E Partner's identifying number
483-17-7383

F Partner's name, address, city, state, and ZIP code
Kristine Kozul
910 Whitehall
Crown Point, IN 46307

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? . . . . . Individual

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . . . . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	20.65000 %	20.65000 %
Loss	20.65000 %	20.65000 %
Capital	20.65000 %	20.65000 %

K Partner's share of liabilities at year end:

Nonrecourse . . . . $ _____
Qualified nonrecourse financing . . . . . $ _____
Recourse . . . . $ _____

L Partner's capital account analysis:

Beginning capital account . . . . $ _____
Capital contributed during the year . . . $ _____
Current year increase (decrease) . . . . $ -23,598.
Withdrawals & distributions . . . . $ _____
Ending capital account . . . . $ -23,598.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If 'Yes', attach statement (see instructions)

Part III — Partner's Share of Current Year Income, Deductions, Credits, and Other Items

#	Item	Amount	#	Item	Amount
1	Ordinary business income (loss)	-23,325.	15	Credits	
2	Net rental real estate income (loss)				
3	Other net rental income (loss)		16	Foreign transactions	
4	Guaranteed payments				
5	Interest income				
6a	Ordinary dividends				
6b	Qualified dividends				
7	Royalties				
8	Net short-term capital gain (loss)				
9a	Net long-term capital gain (loss)		17	Alternative minimum tax (AMT) items	
9b	Collectibles (28%) gain (loss)				
9c	Unrecaptured section 1250 gain				
10	Net section 1231 gain (loss)		18	Tax-exempt income and nondeductible expenses	
11	Other income (loss)		C		273.
12	Section 179 deduction		19	Distributions	
13	Other deductions		20	Other information	
14	Self-employment earnings (loss)				

*See attached statement for additional information.

FOR IRS USE ONLY

Loss Limited
by Basis

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Schedule K-1 (Form 1065)	**2015** For calendar year 2015, or tax
Department of the Treasury Internal Revenue Service	year beginning _____ , 2015 ending _____ .

Partner's Share of Income, Deductions, Credits, etc. ► See separate instructions.

Part I	**Information About the Partnership**

A Partnership's employer identification number
47-1655903

B Partnership's name, address, city, state, and ZIP code
VG Smartglass LLC
250 S. Central Blvd., Suite 203
Jupiter, FL 33458

C IRS Center where partnership filed return
Cincinnati, OH

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	**Information About the Partner**

E Partner's identifying number
45-4121770

F Partner's name, address, city, state, and ZIP code
ST Labs, Inc.
3440 S. Dearborn St #130S
Chicago, IL 60616

G ☒ General partner or LLC member-manager ☐ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? . . . . . Corporation

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . . . . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	27.18000 %	27.18000 %
Loss	27.18000 %	27.18000 %
Capital	27.18000 %	27.18000 %

K Partner's share of liabilities at year end:

Nonrecourse	$ _____
Qualified nonrecourse financing	$ _____
Recourse	$ 8,416.

L Partner's capital account analysis:

Beginning capital account	$ _____
Capital contributed during the year	$ _____
Current year increase (decrease)	$ -31,061.
Withdrawals & distributions	$ _____
Ending capital account	$ -31,061.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If 'Yes', attach statement (see instructions)

Part III	**Partner's Share of Current Year Income, Deductions, Credits, and Other Items**

1	Ordinary business income (loss) -30,703.	15	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)	16	Foreign transactions
4	Guaranteed payments		
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	17	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain		
10	Net section 1231 gain (loss)	18	Tax-exempt income and nondeductible expenses
11	Other income (loss)	C	358.
12	Section 179 deduction	19	Distributions
13	Other deductions		
		20	Other information
14	Self-employment earnings (loss)		

*See attached statement for additional information.

FOR IRS USE ONLY

Loss Limited

by Basis

BAA For Paperwork Reduction Act Notice, see Instructions for Form 1065.

Schedule K-1 (Form 1065) 2015

PTPA0312 07/22/15

☐ Final K-1   ☐ Amended K-1   **651113**   OMB No. 1545-0123

Schedule K-1	**2015**		**Part III**	**Partner's Share of Current Year Income, Deductions, Credits, and Other Items**

Schedule K-1
(Form 1065)

Department of the Treasury
Internal Revenue Service

For calendar year 2015, or tax
year beginning _____ , 2015
ending _____ .

Partner's Share of Income, Deductions, Credits, etc. ► See separate instructions.

Part I	**Information About the Partnership**

A Partnership's employer identification number
47-1655903

B Partnership's name, address, city, state, and ZIP code
VG Smartglass LLC
250 S. Central Blvd., Suite 203
Jupiter, FL 33458

C IRS Center where partnership filed return
Cincinnati, OH

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	**Information About the Partner**

E Partner's identifying number
47-4553003

F Partner's name, address, city, state, and ZIP code
VG Glass Holdings, LLC
505 S. Flagler Dr #201
West Palm Beach, FL 33401

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? . . . . . Corporation

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . . . . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	20.65000 %	20.65000 %
Loss	20.65000 %	20.65000 %
Capital	20.65000 %	20.65000 %

K Partner's share of liabilities at year end:

Nonrecourse . . . . $ _____
Qualified nonrecourse financing . . . . . $ _____
Recourse . . . . $ _____

L Partner's capital account analysis:

Beginning capital account . . . . $ _____
Capital contributed during the year . . . $ 135,000.
Current year increase (decrease) . . . . $ -23,598.
Withdrawals & distributions . . . . $ _____
Ending capital account . . . . $ 111,402.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If 'Yes', attach statement (see instructions)

#	Description		#	Description
1	Ordinary business income (loss) **-23,325.**		15	Credits
2	Net rental real estate income (loss)			
3	Other net rental income (loss)		16	Foreign transactions
4	Guaranteed payments			
5	Interest income			
6a	Ordinary dividends			
6b	Qualified dividends			
7	Royalties			
8	Net short-term capital gain (loss)			
9a	Net long-term capital gain (loss)		17	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)			
9c	Unrecaptured section 1250 gain			
10	Net section 1231 gain (loss)		18	Tax-exempt income and nondeductible expenses
11	Other income (loss)		C	273.
12	Section 179 deduction		19	Distributions
13	Other deductions		20	Other information
14	Self-employment earnings (loss)			

*See attached statement for additional information.

FOR IRS USE ONLY

BAA For Paperwork Reduction Act Notice, see Instructions for Form 1065.

Schedule K-1 (Form 1065) 2015

PTPA0312 07/22/15

651113

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Schedule K-1	**2015**
(Form 1065)	For calendar year 2015, or tax

Department of the Treasury
Internal Revenue Service

year beginning _____ , 2015
ending _____ .

Partner's Share of Income, Deductions, Credits, etc.
► See separate instructions.

Part I	Information About the Partnership

A Partnership's employer identification number
47-1655903

B Partnership's name, address, city, state, and ZIP code
VG Smartglass LLC
250 S. Central Blvd., Suite 203
Jupiter, FL 33458

C IRS Center where partnership filed return
Cincinnati, OH

D ☐ Check if this is a publicly traded partnership (PTP)

Part II	Information About the Partner

E Partner's identifying number
471-65-5903

F Partner's name, address, city, state, and ZIP code
TCR Ventures, LLC
205 Chase Dr
Pelham, AL 35124

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? . . . . . Corporation

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here . . . . ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	10.87000 %	10.87000 %
Loss	10.87000 %	10.87000 %
Capital	10.87000 %	10.87000 %

K Partner's share of liabilities at year end:
Nonrecourse . . . . $ _____
Qualified nonrecourse financing . . . . . $ _____
Recourse . . . . $ _____

L Partner's capital account analysis:
Beginning capital account . . . . $ _____
Capital contributed during the year . . . $ _____
Current year increase (decrease) . . . . $ _____ -12,422.
Withdrawals & distributions . . . . $ _____
Ending capital account . . . . $ _____ -12,422.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If 'Yes', attach statement (see instructions)

Part III	Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss)	15	Credits
	-12,278.		
2	Net rental real estate income (loss)		
3	Other net rental income (loss)	16	Foreign transactions
4	Guaranteed payments		
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	17	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain		
10	Net section 1231 gain (loss)	18	Tax-exempt income and nondeductible expenses
11	Other income (loss)	C	144.
12	Section 179 deduction	19	Distributions
13	Other deductions	20	Other information
14	Self-employment earnings (loss)		

*See attached statement for additional information.

FOR IRS USE ONLY

Loss Limited by Basis

BAA For Paperwork Reduction Act Notice, see Instructions for Form 1065.

Schedule **K-1** (Form 1065) 2015

PTPA0312 07/22/15

Form 1065, Line 20
Other deductions

Accounting	1,859.
Legal and professional	20,130.
Meals and entertainment (50%)	1,322.
Office expense	2,648.
Consultants	11,949.
Marketing	44,618.
Total	82,526.

Form 1065, Schedule L, Line 13
Other Assets

Other Assets:	Beginning of tax year	End of tax year
Computer Laptop (not placed in service yet)	2,103.	0.
Total	2,103.	0.

Form 1065, Schedule L, Line 17
Other Current Liabilities

Other Current Liabilities:	Beginning of tax year	End of tax year
Loan from Vicki Trainor	4,002.	2,223.
Accrued Payroll Taxes Payable	0.	4,330.
Due to Lambros	0.	1,863.
Total	4,002.	8,416.

SCOTT MIEGEL, CPA. PA
CERTIFIED PUBLIC ACCOUNTANT
CERTIFIED BUSINESS APPRAISER
CERTIFIED FORENSIC ACCOUNTANT
250 S. CENTRAL BOULEVARD • SUITE 203
JUPITER, FLORIDA 33458
Telephone: (561) 745-8002 • Fax: (561) 745-8005
srmiegel@aol.com • www.scottmiegelcpa.com

Member American Institute of Certified Public Accountants	Member American College of Forensic Examiners	Member Institute of Business Appraisers

Accountants Compilation Report

Board of Directors
VG Smartglass, LLC
Jupiter, FL. 33458

We have compiled the balance sheet of VG Smartglass, LLC, as of December 31, 2015, and the related statement of income and partner capital for the 12 months ending December 31, 2015. A compilation consists principally of inquires of Company personnel and limited analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to compile the financial statements in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to conduct limited procedures to obtain limited assurances that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our compilation, with the exception of the matter described in the following paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

A statement of cash flows for the 12 months ending December 31, 2015 has not been presented. Generally accepted accounting principles requires that such a statement of cash flows be presented when financial statements purport to present the financial position and results of operations.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as a partnership. In lieu of corporation income taxes, the partners of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Scott Miegel, CPA, PA
Certified Public Accountant
May 12, 2016

1.

VG Smartglass, LLC
Balance Sheet
December 31, 2015

ASSETS:

Cash in Bank	$	30,916

Fixed Assets:

Computer	2,103

Total Assets	$	**33,019**

LIABILITIES AND PARTNER EQUITY:
LIABILITIES:

Accrued Payroll Liabilities	$	4,330
Accrued Payroll Due		1,864
Loans Payable		2,223
Total Liabilities		**8,417**

PARTNER EQUITY:

Partner's Capital	24,602

Total Liabilities and Partners Capital	$	**33,019**

Unaudited Statement- See Accountant Compilation Report

VG Smartglass, LLC
Statement of Renenue, Expense and Partner Capital
For the 12 Months Ended December 31, 2015

Revenues		$ 22,624
<u>Cost of Sales:</u>		
Materials		2,403
Gross Profit on Sales		20,221
<u>Selling & Administrative Expenses:</u>		
Wages	46,500	
Payroll tax Expense	4,150	
Office	2,648	
Accounting	1,859	
Consultants	11,949	
Legal	20,130	
Marketing	44,618	
Meals & Entertainment	2,645	
Total Selling & Administrative		134,499
Net Operating Loss		**(114,278)**
Partners Capital- Beginning of Year		-
Partners Capital Contributed During Year		138,880
Partners Capital- End of Year		**$ 24,602**

Unaudited Statement- See Accountant Compilation Report

Date			Ref	Acct	Beg Bal	Trans	End Bal
1/1/2015	0	Beg Bal- Cash in Bank	xxxx	100	1,779.00		
8/31/2015	8	Cash Disbursed		100		(1,779.00)	
		Ending Bal- Cash in Bank					-
8/31/2015	0	Beg Bal- Cash in Bank	xxxx	101	-		
8/31/2015	0	Cash Receipts- Aug	xxxx	101		35,000.00	
8/31/2015	1	Cash Disbured- Aug	xxxx	101		(8,731.56)	
9/30/2015	2	Cash Receipts- Sept	xxxx	101		25,308.84	
9/30/2015	3	Cash Disbured- Sept	xxxx	101		(26,079.17)	
10/31/2015	4	Cash Receipts- Oct	xxxx	101		28,333.00	
10/31/2015	5	Cash Disbured- Oct	xxxx	101		(28,908.45)	
11/30/2015	6	Cash Receipts- Nov	xxxx	101		33,891.50	
11/30/2015	7	Cash Disbured- Nov	xxxx	101		(38,848.88)	
12/31/2015	8	Cash Receipts- Dec	xxxx	101		44,624.00	
12/31/2015	9	Cash Disbured- Dec	xxxx	101		(33,673.27)	
		Ending Bal- Cash in Bank					30,916.01 ✓
1/1/2015	0	Beg Bal- Computer	xxxx	150	2,103.00		
8/31/2015	8	No Activity	xxxx	150		-	
		Ending Bal- Computer					2,103.00 ✓
8/31/2015	0	Beg Bal- Accrued Payroll Tax Payable	xxxx	205	-		
8/31/2015	1	Accrued Payroll Tax for Aug	xxxx	205		(1,443.45)	
9/30/2015	2	Accrued Payroll Tax for Sep	xxxx	205		(2,886.90)	
10/31/2015	3	Accrued Payroll Tax for Oct	xxxx	205		(2,886.90)	
11/3/2015	4	IRS USATAXPYMT	debit	205		4,330.35	
11/30/2015	5	Accrued Payroll Tax for Nov	xxxx	205		(2,886.90)	
12/1/2015	6	IRS USATAXPYMT	debit	205		4,330.35	
12/31/2015	7	Accrued Payroll Tax for Dec	xxxx	205		(2,886.90)	
		Ending Bal-Accrued Payroll Tax Pay					(4,330.35) ✓
9/4/2015	53	ATM WITHDRAWAL NAPLES FL	debit	210		300.00	
9/8/2015	64	ATM WITHDRAWAL NAPLES FL	debit	210		300.00	
9/10/2015	78	ATM WITHDRAWAL CHICAGO IL	debit	210		220.00	
9/17/2015	107	ATM WITHDRAWAL ATLANTA GA	debit	210		40.00	
9/21/2015	131	ATM WITHDRAWAL CHICAGO IL	debit	210		300.00	
9/24/2015	148	ATM WITHDRAWAL FT LAUDERDALE FL	debit	210		300.00	
10/1/2015	182	ATM WITHDRAWAL CHICAGO IL	debit	210		240.00	
10/7/2015	205	ATM WITHDRAWAL CHICAGO IL	debit	210		40.00	
10/7/2015	206	ATM WITHDRAWAL CHICAGO IL	debit	210		20.00	
10/13/2015	226	ATM WITHDRAWAL CHICAGO IL	debit	210		300.00	
10/13/2015	230	ATM WITHDRAWAL CHICAGO IL	debit	210		300.00	

Date			Ref	Acct	Beg Bal	Trans	End Bal
10/19/2015	249	ATM WITHDRAWAL CHICAGO IL	debit	210		240.00	
10/26/2015	260	ATM WITHDRAWAL CHICAGO IL	debit	210		300.00	
11/4/2015	294	ATM WITHDRAWAL CHICAGO IL	debit	210		300.00	
11/9/2015	308	ATM WITHDRAWAL CHESTERBROOK PA	debit	210		120.00	
11/16/2015	350	ATM WITHDRAWAL CHICAGO IL	debit	210		220.00	
11/23/2015	375	ATM WITHDRAWAL CHICAGO IL	debit	210		120.00	
11/24/2015	381	ATM WITHDRAWAL NAPLES FL	debit	210		100.00	
11/30/2015	389	ATM WITHDRAWAL FT LAUDERDALE FL	debit	210		300.00	
12/4/2015	403	ATM WITHDRAWAL NAPLES FL	debit	210		300.00	
12/11/2015	424	ATM WITHDRAWAL NAPLES FL	debit	210		220.00	
12/24/2015	474	ATM WITHDRAWAL CHICAGO IL	debit	210		200.00	
12/29/2015	999	Adjust Tony's advances to Wages per P/R	AJE	210		(6,644.00)	
		Ending Bal- Due Tony Lambros					(1,864.00)
1/1/2015	0	Beg Bal- Loan Payable: Vicki Trainor	xxxx	220	(4,002.00)		
8/31/2015	8	No Activity	xxxx	220		1,779.00	
		Ending Bal- Loan Payable: Vicki Trainor					(2,223.00)
8/31/2015	0	Beg Bal- Capital Acct:	xxxx	300	-		
8/13/2015	9	FIRST CLEARING LLC	credit	300		(35,000.00)	
9/21/2015	114	FIRST CLEARING LLC	credit	300		(25,000.00)	
10/20/2015	251	FIRST CLEARING LLC	credit	300		(25,000.00)	
11/23/2015	369	FIRST CLEARING LLC	credit	300		(25,000.00)	
12/29/2015	484	ATM Deposit CHICAGO IL	credit	300		(25,000.00)	
		Ending Bal- Investment Capital VG Holdings					(135,000.00)
1/1/2015	0	Beg Bal- Capital Acct: Vicki Trainor	xxxx	301	120.00		
11/13/2015	343	Trade Show Exp- Vicki L Tainor	credit	301		(4,000.00)	
		Ending Bal- Investment Capital Trainor					(3,880.00)
12/14/2015	425	Sale- Alliance for Sustainable Growth	credit	400		(7,500.00)	
12/14/2015	425	Sale- Intastop	credit	400		(2,424.00)	
11/23/2015	370	Sale- Monda Windows	credit	400		(3,000.00)	
12/29/2015	484	Sale- Ply Gem	credit	400		(9,500.00)	
12/29/2015	484	Sale- Fastrac	credit	400		(200.00)	
		Ending Bal- Revenues					(22,624.00)
12/14/2015	431	Materials- Inxpress LLC	debit	500		2,403.47	
		Ending Bal- Materials					2,403.47
8/24/2015	20	BILL PAY Michael Stacey	credit	600		4,166.67	
8/24/2015	21	CHECK	debit	600		1,000.00	

Date	Ref		Acct	Beg Bal	Trans	End Bal
9/8/2015	71	BILL PAY Michael Stacey	2000	600		4,166.67	
9/28/2015	175	BILL PAY Michael Stacey	debit	600		4,166.67	
10/9/2015	216	BILL PAY Michael Stacey	debit	600		4,166.67	
10/26/2015	261	BILL PAY Michael Stacey	2006	600		4,166.67	
11/9/2015	314	BILL PAY Michael Stacey	2008	600		4,166.67	
11/24/2015	382	Nov 15 Pay End Date-Tran ID DP071496936	debit	600		4,166.67	
12/7/2015	408	November 30 Pay End Date-Tran ID	debit	600		4,166.67	
12/30/2015	486	Dec 15 Payroll-Tran ID DP073241652	debit	600		4,166.67	
12/30/2015	999	Record Gross Wages for Tony Lambros	AJE-1	600		8,000.00	
		Ending Bal- Wages					46,500.03
8/31/2015	1	Payroll Tax Exp for Aug	xxxx	601		395.16	
9/30/2015	2	Payroll Tax Exp for Sep	xxxx	601		790.50	
10/31/2015	3	Payroll Tax Exp for Oct	xxxx	601		790.50	
11/30/2015	5	Payroll Tax Exp for Nov	xxxx	601		790.50	
11/30/2015	393	Illinois Dept of Employment	2009	601		592.88	
12/31/2015	7	Payroll Tax Exp for Dec	xxxx	601		790.50	
		Ending Bal- Payroll Tax Expense					4,150.04
8/17/2015	10	The Home Depot	debit	630		66.64	
8/20/2015	13	The Home Depot	debit	630		92.56	
8/24/2015	19	The Home Depot	debit	630		42.69	
9/1/2015	34	HARLAND CLARKE CHECK/ACC.	605	630		86.52	
9/14/2015	87	The Home Depot	debit	630		890.27	
9/15/2015	94	The Home Depot	debit	630		205.55	
9/15/2015	95	The Home Depot	debit	630		(150.00)	
9/17/2015	103	The Home Depot	debit	630		16.32	
9/28/2015	169	The Home Depot	debit	630		59.80	
10/5/2015	200	Best Buy	debit	630		19.64	
10/30/2015	273	Best Buy	debit	630		45.39	
11/9/2015	309	Best Buy	debit	630		762.06	
11/9/2015	310	The Home Depot	debit	630		8.12	
11/12/2015	341	Staples	debit	630		11.85	
11/16/2015	352	Staples	debit	630		15.28	
11/18/2015	359	Staples	debit	630		44.25	
12/10/2015	417	Staples	debit	630		16.91	
12/11/2015	423	Starbucks	debit	630		10.17	
12/15/2015	433	Staples	debit	630		21.39	
12/28/2015	477	Best Buy	debit	630		176.39	
12/28/2015	478	Best Buy	debit	630		128.99	
12/28/2015	479	Best Buy	debit	630		77.45	
		Ending Bal- Office					2,648.24

Date			Ref	Acct	Beg Bal	Trans	End Bal
9/4/2015	56	BILL PAY Scott Miegel, CPA, PA	debit	750		1,000.00	
11/3/2015	289	BILL PAY Scott Miegel, CPA, PA	debit	750		859.00	
		Ending Bal- Accounting					1,859.00
8/31/2015	29	Consultant- Morales Sebastion	debit	751		1,745.00	
8/31/2015	32	Consultant- Aaron Brown	debit	751		205.00	
9/1/2015	41	Consultant- Ryan Tatzel	debit	751		3,333.00	
10/28/2015	265	Consultant- Ryan Tatzel	credit	751		(3,333.00)	
11/16/2015	353	Consultant- Ryan Tatzel	debit	751		3,333.00	
11/30/2015	392	Consultant- Ryan Tatzel	debit	751		3,333.00	
12/15/2015	434	Consultant- Ryan Tatzel	debit	751		3,333.00	
		Ending Bal- Consultant					11,949.00
9/28/2015	172	Legal- Nic Ores	debit	752		350.00	
10/14/2015	237	Legal- Padula Hodkin, P	debit	751		3,333.33	
10/19/2015	250	Legal- Padula Hodkin, P	2005	751		3,333.00	
11/3/2015	290	Legal- Marbury Law	debit	752		1,891.50	
11/3/2015	291	BILL PAY Padula Hodkin, P	debit	752		3,333.33	
11/10/2015	329	Legal- Marbury Law	debit	752		1,891.50	
12/1/2015	397	Legal- Marbury Law	debit	752		3,697.50	
12/17/2015	446	Legal- Padula Hodkin, P	2011	752		2,000.00	
12/21/2015	463	Legal- Nic Ores	2013	752		300.00	
		Ending Bal- Legal					20,130.16
8/20/2015	14	Marathon	debit	800		25.00	
8/20/2015	15	CHECK # 9999	9999	800		25.82	
8/21/2015	16	JCPenney	debit	800		68.44	
8/21/2015	17	Custom Embroidery	debit	800		54.00	
8/26/2015	22	Family Express	debit	800		41.70	
8/28/2015	23	Chi Taxi	debit	800		6.65	
8/28/2015	24	Exxon Mobil	debit	800		49.59	
8/28/2015	25	CHECK	debit	800		712.50	
8/31/2015	26	Skyway Concessions	debit	800		4.50	
8/31/2015	27	Gary Tolls	debit	800		0.80	
8/31/2015	28	ILLINOIS INSTITUTE	debit	800		2.00	
8/31/2015	30	CVS	debit	800		16.37	
8/31/2015	31	CVS	debit	800		2.61	
8/31/2015	33	Travel Expenses	debit	800		1,247.31	
9/1/2015	35	FedEx	debit	800		10.11	
9/1/2015	36	BILL PAY IIT Rent ON-LINE	debit	800		40.00	
9/1/2015	37	BILL PAY IIT ON-LINE No Account Number	debit	800		600.00	
9/1/2015	38	BILL PAY Ed Vinson	debit	800		800.00	
9/1/2015	39	BILL PAY IIT Rent ON-LINE	debit	800		824.08	

Date		Ref	Acct	Beg Bal	Trans	End Bal
9/1/2015	40 BILL PAY Joe Condon	debit	800		1,500.00	
9/2/2015	42 Apple Store	debit	800		140.93	
9/2/2015	43 Frontier Air	debit	800		30.00	
9/3/2015	44 VTS Chicago Taxi	debit	800		44.45	
9/3/2015	45 BRAVO MERCATO	debit	800		54.18	
9/3/2015	48 Chevron	debit	800		29.75	
9/3/2015	49 Walgreens	debit	800		25.08	
9/4/2015	51 Lanier Parking	debit	800		13.00	
9/4/2015	52 7-Eleven	debit	800		19.58	
9/4/2015	54 Walgreens	debit	800		10.59	
9/4/2015	55 BILL PAY Ed Vinson	debit	800		457.00	
9/8/2015	58 American Air	debit	800		78.10	
9/8/2015	59 Bricktops	debit	800		24.02	
9/8/2015	60 United Air	debit	800		88.10	
9/8/2015	61 United Air	debit	800		108.10	
9/8/2015	66 Chevron	debit	800		22.30	
9/8/2015	67 United Air	debit	800		25.00	
9/8/2015	68 T1C PRONTO FLL1260 FORT LAUDERDA FL	debit	800		13.18	
9/8/2015	69 Chicago Taxi	debit	800		45.45	
9/8/2015	70 FedEx	debit	800		49.82	
9/9/2015	72 FedEx	debit	800		1.41	
9/9/2015	73 FedEx	debit	800		21.71	
9/9/2015	74 SQ *KAYODE OGUNSOL Chicago IL	debit	800		16.45	
9/9/2015	75 FedEx	debit	800		14.11	
9/10/2015	76 FedEx	debit	800		35.58	
9/10/2015	77 FedEx	debit	800		10.07	
9/11/2015	79 SQ *ADRIATIC CAB	debit	800		11.05	
9/11/2015	80 Chicago Taxi	debit	800		6.05	
9/14/2015	81 VTS Sun Taxi	debit	800		7.65	
9/14/2015	82 Choice Taxi	debit	800		8.25	
9/14/2015	84 Blue Ribbon Taxi	debit	800		8.05	
9/14/2015	85 Taxi Affil Svs	debit	800		6.25	
9/14/2015	88 Lowes	debit	800		24.83	
9/14/2015	89 BECKS MONMOUTH	debit	800		53.02	
9/14/2015	90 BECKS MONMOUTH	debit	800		79.02	
9/14/2015	91 CHECK # 2002	2002	800		212.41	
9/15/2015	92 VTS City Service	debit	800		13.85	
9/15/2015	93 Marathon	debit	800		75.00	
9/16/2015	96 MCMASTER-CARR	debit	800		23.84	
9/16/2015	97 MCMASTER-CARR	debit	800		21.26	
9/17/2015	98 ITR GARY TOLLS	debit	800		0.80	
9/17/2015	99 ITR WEST POINT TOLL	debit	800		2.00	
9/17/2015	100 Skyway Concessions	debit	800		4.50	
9/17/2015	101 Chicago Taxi	debit	800		13.85	
9/17/2015	104 Chicago Taxi	debit	800		7.85	
9/17/2015	105 Chicago Taxi	debit	800		14.65	

Date		Ref	Acct	Beg Bal	Trans	End Bal
9/17/2015	106 CVS	debit	800		3.00	
9/18/2015	108 Giordano's	debit	800		49.47	
9/18/2015	109 Spirit Air	debit	800		207.18	
9/18/2015	111 Hudson News	debit	800		6.99	
9/18/2015	112 SQ *MOHAMED OSMAN Atlanta GA	debit	800		11.00	
9/18/2015	113 MARTA Atlanta GA	debit	800		3.50	
9/21/2015	115 Radisson Hotels	debit	800		33.00	
9/21/2015	116 Sun Taxi	debit	800		51.65	
9/21/2015	118 American Air	debit	800		73.10	
9/21/2015	119 Hilton	debit	800		15.50	
9/21/2015	120 Hilton	debit	800		19.04	
9/21/2015	121 Travel Traders	debit	800		29.13	
9/21/2015	122 Hilton	debit	800		3.62	
9/21/2015	123 Travelocity.com	debit	800		201.21	
9/21/2015	124 2GRGA WRLD CGR1292 ATLANTA GA	debit	800		15.00	
9/21/2015	126 Airport Hilton	debit	800		5.82	
9/21/2015	127 Super Shuttle	debit	800		16.50	
9/21/2015	128 Hilton	debit	800		15.58	
9/21/2015	129 Chicago Taxi	debit	800		46.05	
9/21/2015	130 CVS	debit	800		7.64	
9/21/2015	132 Springhill Suites	debit	800		198.55	
9/21/2015	133 Erie Insurance	debit	800		138.00	
9/21/2015	134 Erie Insurance	debit	800		134.00	
9/22/2015	135 Frontier Air	debit	800		139.00	
9/23/2015	136 Northwest Mgmt	debit	800		47.85	
9/23/2015	137 Frontier Air	debit	800		30.00	
9/23/2015	139 E-Z Rent a Car	debit	800		256.95	
9/23/2015	141 AMERICAN POLARIZER	debit	800		135.03	
9/24/2015	142 Hilton	debit	800		4.51	
9/24/2015	143 Beach Place	debit	800		25.00	
9/24/2015	144 The Counter	debit	800		71.54	
9/24/2015	145 FedEx	debit	800		6.87	
9/25/2015	149 Marriott	debit	800		5.00	
9/25/2015	150 Lanier Parking	debit	800		11.00	
9/25/2015	151 Chicago Taxi	debit	800		7.75	
9/25/2015	152 Marriott	debit	800		9.27	
9/25/2015	155 Erie Insurance	debit	800		69.00	
9/28/2015	156 E-Z Rent a Car	debit	800		(158.84)	
9/28/2015	158 Yellow Cab	debit	800		8.70	
9/28/2015	159 Yellow Cab	debit	800		10.50	
9/28/2015	160 United Air	debit	800		133.10	
9/28/2015	161 Yellow Cab	debit	800		6.90	
9/28/2015	165 United Air	debit	800		25.00	
9/28/2015	166 Hudson News	debit	800		2.99	
9/28/2015	167 Ventra	debit	800		10.00	
9/28/2015	168 Alamo Rent-A-Car	debit	800		28.01	

Date			Ref	Acct	Beg Bal	Trans	End Bal
9/28/2015	170	BILL PAY IIT Rent ON-LINE	debit	800		40.00	
9/28/2015	171	BILL PAY CHASE CARD xxxx85195	debit	800		323.38	
9/28/2015	173	BILL PAY CHASE CARDxxxx03856	debit	800		603.99	
9/28/2015	174	BILL PAY IIT Rent ON-LINE	debit	800		824.08	
9/28/2015	176	CHECK # 2003	2003	800		512.50	
9/29/2015	177	Hilton	debit	800		276.96	
9/29/2015	178	Hilton	debit	800		158.59	
9/29/2015	179	Menards	debit	800		8.99	
10/1/2015	180	Chicago Taxi	debit	800		8.45	
10/1/2015	181	JD Events LLC	debit	800		2,000.00	
10/1/2015	183	Noco Express LLC	debit	800		12.09	
10/1/2015	184	Shell	debit	800		22.46	
10/2/2015	185	VTS City Service	debit	800		6.65	
10/2/2015	186	MCMASTER-CARR	debit	800		15.97	
10/2/2015	187	FedEx	debit	800		131.89	
10/2/2015	188	FedEx	debit	800		3.53	
10/5/2015	190	JD Events LLC	debit	800		1,995.00	
10/5/2015	191	E RANDOLPH AUBONPA	debit	800		10.70	
10/5/2015	192	All Pro Parking	debit	800		12.00	
10/5/2015	193	Chicago Taxi	debit	800		6.65	
10/5/2015	195	DISPLAYS2GOCOM	debit	800		316.83	
10/5/2015	196	Curb Alexandria VA	debit	800		7.45	
10/5/2015	198	USPS	debit	800		7.94	
10/5/2015	199	U-Haul Moving	debit	800		255.95	
10/7/2015	201	Taxi Cab Service	debit	800		16.14	
10/7/2015	202	Curb Alexandria VA	debit	800		7.05	
10/7/2015	203	Curb Alexandria VA	debit	800		6.65	
10/7/2015	204	Nordstrom	debit	800		65.52	
10/8/2015	207	Aqua Cleaners	debit	800		8.50	
10/8/2015	208	Chicago Taxi	debit	800		8.05	
10/8/2015	209	Navy Pier Parking	debit	800		22.00	
10/8/2015	210	CVS	debit	800		12.00	
10/8/2015	211	Choice Taxi	debit	800		8.85	
10/8/2015	212	Freeman	debit	800		468.54	
10/9/2015	213	Navy Pier Parking	debit	800		22.00	
10/9/2015	214	Chicago Taxi	debit	800		5.85	
10/9/2015	215	ITRCC MOTO	debit	800		2.00	
10/13/2015	217	BLACKFINN AMERIPUB	debit	800		29.48	
10/13/2015	218	BP	debit	800		12.22	
10/13/2015	219	Skyway Concessions	debit	800		4.50	
10/13/2015	220	Gary Tolls	debit	800		0.80	
10/13/2015	221	Marathon	debit	800		32.22	
10/13/2015	222	Gary Tolls	debit	800		0.80	
10/13/2015	223	ITR WEST POINT TOLL	debit	800		2.00	
10/13/2015	224	Skyway Concessions	debit	800		4.50	
10/13/2015	225	U-Haul Moving	debit	800		76.49	

Date	Ref		Acct	Beg Bal	Trans	End Bal
10/13/2015	227	VTS City Service	debit	800		23.85	
10/13/2015	228	Blue Ribbon Taxi	debit	800		7.85	
10/14/2015	231	Chicago Taxi	debit	800		6.85	
10/14/2015	232	ATM WITHDRAWAL NARITA AIRPORT	debit	800		83.65	
10/14/2015	233	NON-WELLS FARGO ATM	605	800		5.00	
10/14/2015	234	Erie Insurance	debit	800		71.31	
10/14/2015	235	BILL PAY Joe Condon	debit	800		500.00	
10/14/2015	236	BILL PAY Ed Vinson	debit	800		500.00	
10/16/2015	239	LIMOUSINE BUS NARI CHIBA JP	debit	800		52.52	
10/16/2015	240	INTERNATIONAL PURCHASE TRANS	debit	800		1.57	
10/16/2015	241	Skyway Concessions	debit	800		4.50	
10/16/2015	242	ITR WEST POINT TOLL	debit	800		2.00	
10/16/2015	243	Gary Tolls	debit	800		0.80	
10/16/2015	244	Family Express	debit	800		20.22	
10/19/2015	245	VTS City Service	debit	800		7.05	
10/19/2015	246	Gladstones	debit	800		20.44	
10/19/2015	247	Alamo Rent-A-Car	debit	800		6.05	
10/19/2015	248	Chicago Taxi	debit	800		32.65	
10/21/2015	253	FedEx	debit	800		1.68	
10/22/2015	254	NEXTIVA*VOIP SERVI	debit	800		81.48	
10/23/2015	255	Chicago Elite 2	debit	800		9.42	
10/26/2015	257	Curb Alexandria VA	debit	800		29.65	
10/26/2015	258	FedEx	debit	800		37.00	
10/26/2015	259	TRANS TO CHATTO ABHIROOP -CONSULTING	debit	800		1,175.00	
10/27/2015	262	BILL PAY IIT Rent ON-LINE	debit	800		40.00	
10/27/2015	263	BILL PAY IIT Rent ON-LINE	debit	800		824.08	
10/27/2015	264	Travel- CHASE CARD xxxx85195	debit	800		4,295.01	
10/28/2015	266	MCMASTER-CARR	debit	800		146.86	
10/28/2015	267	FedEx	debit	800		1.82	
10/28/2015	268	FedEx	debit	800		1.85	
10/28/2015	269	FedEx	debit	800		7.63	
10/30/2015	271	Pilot	debit	800		43.88	
10/30/2015	274	Loves Country	debit	800		35.00	
11/2/2015	275	Pilot	debit	800		25.04	
11/2/2015	276	RADISSON HOTELS	debit	800		176.26	
11/2/2015	277	Jim N Nicks	debit	800		43.79	
11/2/2015	279	Pilot	debit	800		26.22	
11/2/2015	280	Loves Travel	debit	800		8.37	
11/2/2015	281	Marathon	debit	800		35.00	
11/2/2015	282	Marriott	debit	800		193.90	
11/2/2015	283	Budget Rent-A-Car	debit	800		262.90	
11/3/2015	284	Hyatt Place	debit	800		118.56	
11/3/2015	285	PLN*On-line HOTEL	debit	800		468.75	
11/3/2015	286	Travel Insurance	debit	800		36.00	
11/3/2015	287	CVS	debit	800		11.73	
11/3/2015	288	BILL PAY Ed Vinson	debit	800		500.00	

Date		Ref	Acct	Beg Bal	Trans	End Bal
11/4/2015	293 BILL PAY PAYMENT REJECT ON 11-04	credit	800		(1,891.50)	
11/5/2015	295 ATM BALE INQUIRY FEE ST DENVER	605	800		2.00	
11/5/2015	297 7-Eleven	debit	800		11.50	
11/5/2015	298 United Pacific	debit	800		13.63	
11/9/2015	300 Budget Rent-A-Car	debit	800		20.30	
11/9/2015	301 Hyatt Hotel	debit	800		20.00	
11/9/2015	302 Chicago Taxi	debit	800		7.05	
11/9/2015	303 ITR WEST POINT TOLL	debit	800		2.00	
11/9/2015	304 ITR GARY TOLLS	debit	800		0.80	
11/9/2015	307 Shell	debit	800		46.22	
11/9/2015	312 Duane Reade	debit	800		13.07	
11/9/2015	313 Loves Travel	debit	800		54.40	
11/10/2015	315 NYC Yellow Cab	debit	800		7.56	
11/10/2015	316 Jacob Javits CC	debit	800		4.15	
11/10/2015	317 NYC - Taxi	debit	800		12.09	
11/10/2015	318 NYC - Taxi	debit	800		16.30	
11/10/2015	319 Marriott	debit	800		80.33	
11/10/2015	320 Freeman	debit	800		213.01	
11/10/2015	321 Jacob Javits CC	debit	800		170.00	
11/10/2015	322 ET LOCKSMITH & SEC	debit	800		19.63	
11/10/2015	323 Wawa	debit	800		45.50	
11/10/2015	324 NYC - Taxi	debit	800		8.50	
11/10/2015	325 Sunoco	debit	800		5.07	
11/10/2015	326 Sunoco	debit	800		42.11	
11/10/2015	327 Shell	debit	800		20.00	
11/10/2015	328 Speedway	debit	800		38.78	
11/12/2015	330 NYC - Taxi	debit	800		6.24	
11/12/2015	331 Jacob Javits CC	debit	800		11.40	
11/12/2015	332 Jacob Javits CC	debit	800		4.15	
11/12/2015	333 NYC - Taxi	debit	800		7.80	
11/12/2015	334 NYC - Taxi	debit	800		9.75	
11/12/2015	336 Pilot	debit	800		8.54	
11/12/2015	337 Doubletree	debit	800		149.18	
11/12/2015	338 Doubletree	debit	800		383.38	
11/12/2015	339 Speedway	debit	800		12.22	
11/12/2015	340 Springhill Suites	debit	800		119.90	
11/12/2015	342 Marketing- Botique Design NY Trade Show	2007	800		4,700.00	
11/13/2015	344 WIRE TRANS SVC CHARGE	600	800		15.00	
11/13/2015	345 MCMASTER-CARR	debit	800		23.48	
11/13/2015	346 FedEx	debit	800		1.68	
11/16/2015	347 MCMASTER-CARR	debit	800		17.56	
11/16/2015	348 Family Express	debit	800		21.89	
11/16/2015	351 Curb Alexandria VA	debit	800		13.98	
11/17/2015	354 Family Express	debit	800		13.29	
11/17/2015	355 VTS PATRIOT TAXI	debit	800		18.23	
11/17/2015	356 Erie Insurance	debit	800		580.02	

Date	Ref		Acct	Beg Bal	Trans	End Bal
11/17/2015	357	Erie Insurance	debit	800		72.67	
11/18/2015	358	VTS GLOBE TAXI	debit	800		6.45	
11/19/2015	360	Park Tavern	debit	800		42.22	
11/19/2015	361	Navy Pier Parking	debit	800		20.00	
11/19/2015	362	Navy Pier Parking	debit	800		20.00	
11/19/2015	364	Pier News & Gifts	debit	800		4.08	
11/20/2015	366	ALPHA GRAPHICS	debit	800		107.24	
11/20/2015	367	VTS CITY SERVICE T	debit	800		9.45	
11/20/2015	368	VTS GLOBE TAXI	debit	800		7.45	
11/23/2015	371	VTS CITY SERVICE T	debit	800		7.85	
11/23/2015	372	VTS GLOBE TAXI	debit	800		7.45	
11/23/2015	373	Curb Alexandria VA	debit	800		7.45	
11/23/2015	374	NEXTIVA*VOIP SERVI	debit	800		81.48	
11/23/2015	376	ROCK N ROLL BP	debit	800		12.00	
11/23/2015	377	Choice Taxi	debit	800		46.05	
11/23/2015	378	Frontier Air	debit	800		45.00	
11/24/2015	380	Citgo	debit	800		26.59	
11/25/2015	383	ONE HOUR PROFESSIO	debit	800		16.42	
11/25/2015	385	BILL PAY IIT Rent ON-LINE	debit	800		40.00	
11/25/2015	386	BILL PAY IIT Rent ON-LINE	debit	800		824.08	
11/27/2015	388	Island Pantry	debit	800		44.95	
11/30/2015	390	Stuart Bowl	debit	800		110.00	
11/30/2015	391	FEDERAL MARATHON	debit	800		28.22	
12/1/2015	394	TRANS TO CHATTO ABHIROOP -CONSULTING	debit	800		937.50	
12/1/2015	395	BILL PAY CHASE CARDxxxx03856	debit	800		472.95	
12/1/2015	396	BILL PAY CHASE CARD xxxx85195	debit	800		838.25	
12/2/2015	400	Avis Rent-A-Car	debit	800		667.32	
12/4/2015	401	American Air	debit	800		141.20	
12/4/2015	402	7-Eleven	debit	800		14.00	
12/7/2015	404	Brio	debit	800		17.92	
12/7/2015	405	FedEx	debit	800		8.19	
12/7/2015	406	Avis Rent-A-Car	debit	800		369.43	
12/7/2015	407	Kangaroo Exp	debit	800		20.00	
12/8/2015	409	FedEx	debit	800		4.53	
12/8/2015	411	Walgreens	debit	800		5.05	
12/8/2015	412	7-Eleven	debit	800		12.00	
12/9/2015	413	Shell	debit	800		26.99	
12/10/2015	414	Brio	debit	800		27.92	
12/10/2015	418	Shell	debit	800		25.00	
12/10/2015	419	Miccosukee Serv	debit	800		4.88	
12/11/2015	420	GREAT AMER BAG2263	debit	800		10.13	
12/11/2015	422	Bravo	debit	800		52.35	
12/14/2015	426	WIRE TRANS SVC CHARGE	600	800		15.00	
12/14/2015	430	Exxon Mobil	debit	800		20.22	
12/15/2015	435	Erie Insurance	debit	800		273.00	
12/15/2015	436	Erie Insurance	debit	800		72.67	

Date	Ref		Acct	Beg Bal	Trans	End Bal
12/16/2015	437	Rent-A-Car	debit	800		31.03	
12/16/2015	438	Brio	debit	800		20.61	
12/16/2015	439	FedEx	debit	800		5.65	
12/16/2015	440	Speedway	debit	800		28.79	
12/16/2015	441	WEST SIDE ONE S ZEELAND MI	debit	800		21.16	
12/17/2015	442	Bravo	debit	800		40.28	
12/17/2015	443	ATM WITHDRAWAL AVENTURA FL	debit	800		80.00	
12/17/2015	444	FIFY CORP	debit	800		12.00	
12/17/2015	445	FIFY CORP	debit	800		5.00	
12/18/2015	447	MCMASTER-CARR	debit	800		171.21	
12/18/2015	448	TORSTENSON GLASS	debit	800		161.69	
12/18/2015	449	Enterprise Rent-A-Car	debit	800		74.84	
12/21/2015	452	American Air	debit	800		118.10	
12/21/2015	453	American Air	debit	800		25.00	
12/21/2015	454	FORT LAUDERDALE AI	debit	800		13.73	
12/21/2015	455	FORT LAUDERDALE AI	debit	800		12.03	
12/21/2015	456	Ventra	debit	800		5.00	
12/21/2015	457	Gold Coast Taxi	debit	800		7.45	
12/21/2015	459	CVS	debit	800		31.77	
12/21/2015	460	Walgreens	debit	800		9.62	
12/21/2015	461	Walgreens	debit	800		14.96	
12/21/2015	462	Speedway	debit	800		22.86	
12/22/2015	464	NEXTIVA*VOIP	debit	800		81.94	
12/22/2015	465	Main Cleaners	debit	800		10.00	
12/23/2015	466	CVS	debit	800		17.09	
12/24/2015	467	Shipping- Intastop	debit	800		946.25	
12/24/2015	468	INTERNATIONAL PURCHASE TRANS	debit	800		28.38	
12/24/2015	469	Curb Alexandria VA	debit	800		6.85	
12/24/2015	470	Curb Alexandria VA	debit	800		11.65	
12/24/2015	471	Taxi of Chicago	debit	800		7.45	
12/24/2015	472	Walgreens	debit	800		27.24	
12/24/2015	473	DHL*EXPRESS	debit	800		162.00	
12/28/2015	475	WEST POINT TOL	debit	800		2.00	
12/28/2015	476	Skyway Concessions	debit	800		4.50	
12/28/2015	480	West Point Tolls	debit	800		2.00	
12/28/2015	481	Gary Tolls	debit	800		0.80	
12/28/2015	482	West Point Tolls	debit	800		2.00	
12/28/2015	483	Skyway Concessions	debit	800		4.50	
12/30/2015	485	Avis Rent-A-Car	debit	800		746.59	
12/30/2015	487	BILL PAY IIT Rent ON-LINE	debit	800		40.00	
12/30/2015	488	BILL PAY CHASE CARD xxxx85195	debit	800		242.00	
12/30/2015	489	BILL PAY IIT Rent ON-LINE	debit	800		824.08	
12/30/2015	490	CHECK # 2012	2012	800		500.00	
12/31/2015	491	VTS GLOBE TAXI	debit	800		37.81	
12/31/2015	492	BILL PAY CHASE CARDxxxx03856	debit	800		742.10	
		Ending Bal- Marketing (and Travel)					44,618.48

Date			Ref	Acct	Beg Bal	Trans	End Bal
8/19/2015	11	Shell	debit	801		67.19	
8/20/2015	12	Jimmy Johns	debit	801		16.40	
8/24/2015	18	Hub 51	debit	801		120.33	
9/3/2015	46	Grille 401	debit	801		35.14	
9/3/2015	47	Grille 401	debit	801		82.54	
9/4/2015	50	California Pizza	debit	801		29.95	
9/8/2015	57	California Pizza	debit	801		31.14	
9/8/2015	62	Cavo Lounge	debit	801		75.12	
9/8/2015	63	California Pizza	debit	801		44.08	
9/8/2015	65	Cavo Lounge	debit	801		79.50	
9/14/2015	83	Highline Bar	debit	801		43.70	
9/14/2015	86	QUARTINO'S	debit	801		49.51	
9/17/2015	102	Jimmy Johns	debit	801		26.01	
9/18/2015	110	McDonalds	debit	801		7.74	
9/21/2015	117	Burger King	debit	801		12.83	
9/21/2015	125	Burger King	debit	801		23.05	
9/23/2015	138	McDonalds	debit	801		16.58	
9/23/2015	140	Hooters	debit	801		47.67	
9/24/2015	146	PM Fish & Steak House	debit	801		390.60	
9/24/2015	147	Grille 401	debit	801		66.34	
9/25/2015	153	Grille 401	debit	801		79.82	
9/25/2015	154	Five Brothers, LLC	debit	801		24.22	
9/28/2015	157	H2O Café	debit	801		15.49	
9/28/2015	162	Denny's	debit	801		18.91	
9/28/2015	163	Burger King	debit	801		8.99	
9/28/2015	164	Royal Pig Pub	debit	801		69.54	
10/5/2015	189	Duffs Famous Wings	debit	801		24.05	
10/5/2015	194	QUARTINO'S	debit	801		43.16	
10/5/2015	197	QUARTINO'S	debit	801		113.41	
10/13/2015	229	QUARTINO'S	debit	801		44.54	
10/15/2015	238	CLARK STREET SPORT	debit	801		44.79	
10/21/2015	252	The Vig	debit	801		83.98	
10/23/2015	256	Old Town Pour House	debit	801		33.42	
10/28/2015	270	Rock Bottom	debit	801		64.39	
10/30/2015	272	McDonalds	debit	801		3.04	
11/2/2015	278	Burger King	debit	801		12.59	
11/5/2015	296	Roo Bar	debit	801		18.40	
11/9/2015	299	Mountain Tap Bar	debit	801		7.77	
11/9/2015	305	Wendy's	debit	801		15.17	
11/9/2015	306	McDonalds	debit	801		5.48	
11/9/2015	311	TIR NA NOG 39TH ST NEW YORK NY	debit	801		49.02	
11/12/2015	335	McDonalds	debit	801		13.25	
11/16/2015	349	Filini Restaurant	debit	801		55.02	
11/19/2015	363	Dunkin	debit	801		10.34	

Date			Ref	Acct	Beg Bal	Trans	End Bal
11/19/2015	365	McDonalds	debit	801		8.99	
11/23/2015	379	McDonalds	debit	801		6.19	
11/25/2015	384	Burger King	debit	801		8.15	
11/27/2015	387	McDonalds	debit	801		11.16	
12/2/2015	399	HYATT PIER 66 RESORT	debit	801		136.39	
12/8/2015	410	McDonalds	debit	801		4.78	
12/10/2015	415	Panera Bread	debit	801		26.20	
12/10/2015	416	Panera Bread	debit	801		2.11	
12/11/2015	421	McDonalds	debit	801		2.11	
12/14/2015	427	McDonalds	debit	801		8.99	
12/14/2015	428	Café Luna	debit	801		52.34	
12/14/2015	429	McDonalds	debit	801		9.91	
12/14/2015	432	Domino's	debit	801		14.70	
12/21/2015	450	HYATT PIER 66 RESORT	debit	801		120.99	
12/21/2015	451	ROK BRGR HALLANDALE BE	debit	801		37.08	
12/21/2015	458	QUARTINO'S	debit	801		69.62	
		Ending Bal- Meals & Entertainment					2,643.92
					0.00	0.00	(0.00)

Loss...................		114,278.34
M&E Adj...........		(1,321.96)
Tax Return		**112,956.38**

	Shares	%	Capital
VG Smartglass Holdings, LLC..	19	20.6500%	135,000.00
Victoria L. Trainor..	19	20.6500%	4,000.00
Kristine Kozul..	19	20.6500%	0.00
TCR Ventures, LLC..	10	10.8700%	0.00
ST Labs, Inc...	25	27.1800%	0.00
	92	100.0000%	139,000.00

Note: 8% of shares were unassigned as of December 31, 2015

Name	SSN/ EIN	Share holding*	Address
VG Glass Holdings LLC	47-4553003	19%	505 S. Flagler Dr. # 201 West Palm Beach, FL 33401 c/0 Shaun McGruder
Victoria L. Trainor	Bob gave to Scott	19%	2818 N. Flagler Dr., West Palm Beach, FL 33407
Kristine Kozul	483-17-7383	19%	910 Whitehall, Crown Point, IN 46307
TCR Ventures, LLC	26-3434096	10%	205 Chase Drive Pelham, AL 35124
ST Labs Inc.	45-4121770	25%	3440 S. Dearborn St. #130S Chicago IL 60616